Exhibit 99.1

SINOVAC Announces Receipt of Nasdaq Notice of Delisting and Intention to Appeal

BEIJING, November 18, 2025 – Sinovac Biotech Ltd. (Nasdaq: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, announced today that on November 12, 2025, it received a delisting determination letter (the “Staff Determination”) from the Nasdaq Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, unless the Company timely requests a hearing before the Nasdaq Hearing Panel, which the Company intends to do, the Company’s securities would be subject to suspension and delisting from Nasdaq at the opening of business on November 21, 2025 as a result of the Company’s non-compliance with Nasdaq Listing Rule 5250(c)(1) (the “Listing Rule”) for its failure to timely file its annual report on Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report”) by the Extension Deadline (defined below).

The Company previously disclosed in the Notification of Late Filing on Form 12b-25, filed with the U.S. Securities and Exchange Commission on April 29, 2025, that it was unable to timely file the 2024 Annual Report due to Grant Thornton Zhitong Certified Public Accountants LLP’s resignation on April 15, 2025 as the Company’s independent registered public accounting firm. As the Company subsequently disclosed on May 23, 2025, Nasdaq granted the Company a period of 60 calendar days from the date of the initial notification on May 16, 2025 for failure to timely file the 2024 Annual Report to submit a plan to regain compliance, and subject to acceptance of such plan, a period of 180 calendar days from the prescribed due date of the 2024 Annual Report, or until November 11, 2025 (the “Extension Deadline”), to file the 2024 Annual Report to regain compliance with the Listing Rule.

As the Company announced on October 24, 2025, it has engaged UHY LLP as its independent registered public accounting firm and the Company is working diligently with UHY LLP to be able to file the 2024 Annual Report as soon as possible to regain compliance with the Listing Rule.

The Company intends to appeal the Staff Determination to enable UHY LLP sufficient time to audit the financial statements required to file the 2024 Annual Report. The Company’s request for a hearing before the Nasdaq Hearing Panel to appeal the Staff Determination must be made on or before November 19, 2025. The hearing request will automatically stay the suspension of the Company’s securities for a period of 15 days from the date of the request. The Company also intends to seek a further stay of any suspension or delisting action pending the hearing process.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC’s product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected Hand-Foot-Mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under “Category 1 Preventative Biological Products” and commercialized in China in 2016. In 2022, SINOVAC’s Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government’s vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, including without limitation risks, uncertainties and factors related to the completion of the audits of required fiscal periods, completion and filing of the 2024 Annual Report, decisions from the Nasdaq Hearing Panel and actions taken to regain compliance with the Listing Rule, all of which are difficult to predict and many of which are beyond the Company’s or Board’s control, which may cause actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company and Board do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contacts

Media Contact

FGS Global

Email: sinovac@fgsglobal.com

Investor Contact

Sinovac Biotech Ltd.

Email: ir@sinovac.com